Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 15 DATED DECEMBER 8, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

RSE Northpoint - Persimmon - Controlled Subsidiary

On April 27, 2018, we directly acquired ownership of a “majority-owned subsidiary”, 100 SR-RSE JV, LLC (the “RSE Northpoint - Persimmon Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $10,257,055 (the RSE Northpoint - Persimmon Controlled Subsidiary Investment). The RSE Northpoint - Persimmon Controlled Subsidiary used the proceeds of the RSE Northpoint - Persimmon Controlled Subsidiary Investment to refinance a multifamily property totaling 227 units and approximately 172,070 rentable square feet located at 100 S Reynolds St., Alexandria, VA 22304 (the “RSE Northpoint - Persimmon Property”). Details of this acquisition can be found here.

On December 2, 2021, the RSE Northpoint - Persimmon Controlled Subsidiary redeemed the RSE Northpoint - Persimmon Controlled Subsidiary Investment in full. The RSE Northpoint - Persimmon Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE Northpoint - Persimmon Controlled Subsidiary Investment through the sale of the RSE Northpoint - Persimmon Property. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.4%.